BofA Finance LLC

Bearish Auto-Callable Notes

Fully and Unconditionally Guaranteed by Bank of America Corporation

Filed pursuant to Rule 433
Registration Statement No 333-213265

Terms of the Notes

The Bearish Auto-Callable Notes provide you a positive return equal to the Absolute Underlying Return if the Ending Value of the Underlying, which is the S&P 500® Index, is less than the Starting Value but greater than or equal to the Threshold Value. If the Ending Value is equal to or greater than the Starting Value or less than the Threshold Value you will receive the principal amount. Prior to the maturity date, if the Observation Value of the Underlying is less than the Threshold Value on any Observation Date (other than the final Observation Date), the Notes will be automatically called, in whole but not in part, at an amount equal to 100% of the principal amount. No further amounts will be payable following an Automatic Call.

Issuer:	BofA Finance LLC ("BofA Finance")
Guarantor:	Bank of America Corporation ("BAC")
Term:	Approximately 2 years, unless previously automatically called.
Underlying:	The S&P 500® Index
Pricing and Issue Dates*:	August 27, 2019 and August 30, 2019, respectively
Observation Dates†*:	Each scheduled trading day during the period from but excluding the pricing date to and including August 26, 2021 (the "final Observation Date").
Threshold Value:	80% of the Starting Value.
Absolute Underlying Return:	The absolute value of the Underlying Return. For example, if the Underlying Return is -5% the Absolute Underlying Return will equal 5%.
Automatic Call:	All (but not less than all) of the Notes will be automatically called if the Observation Value of the Underlying is less than the Threshold Value on any Observation Date (other than the final Observation Date). If the Notes are automatically, called the Early Redemption Amount will be paid on the third business day following the applicable Observation Date.
Early Redemption Amount:	For each $1,000 principal amount of Notes, $1,000.
Initial Estimated Value Range:	$965-$985 per Note.
Underwriting Discount:*	$12.50 (1.25% of the public offering price) per Note.
CUSIP:	09709TTT8
Preliminary Pricing Supplement:	https://www.sec.gov/Archives/edgar/data/70858/000089109219008253/e6081-424b2.htm

- * Subject to change prior to the Pricing Date.
- † Subject to adjustment. Please see the Preliminary Pricing Supplement for further details.

*Subject to change

Redemption Amount Determination

If the Notes have not been automatically called prior to maturity, the Redemption Amount per $1,000 in principal amount of the Notes will be:

a) If the Ending Value is greater than or equal to the Starting Value:

$1,000

b) If the Ending Value is less than the Starting Value but greater than or equal to the Threshold Value:

$1,000 + ($1,000 x Absolute Underlying Return)

c) If the Ending Value is less than the Threshold Value:

$1,000

Hypothetical Payout Profile

Underlying Return	Redemption Amount per Note	Return on the Notes
60.00%	$1,000.00(1)	0.00%
50.00%	$1,000.00	0.00%
40.00%	$1,000.00	0.00%
30.00%	$1,000.00	0.00%
20.00%	$1,000.00	0.00%
10.00%	$1,000.00	0.00%
5.00%	$1,000.00	0.00%
2.00%	$1,000.00	0.00%
0.00%	$1,000.00	0.00%
-5.00%	$1,050.00	5.00%
-10.00%	$1,100.00	10.00%
-15.00%	$1,150.00	15.00%
-20.00%	$1,200.00	20.00%(2)(3)
-50.00%	$1,000.00(1)	0.00%
-100.00%	$1,000.00	0.00%

(1) The minimum Redemption Amount for the Notes is equal to the principal amount.
(2) This is the Underlying Return which corresponds to the Threshold Value.
(3) The Return on the Notes cannot exceed 20.00%.

BofA Finance LLC
Bearish Auto-Callable Notes
Fully and Unconditionally Guaranteed by Bank of America Corporation
Risk Factors
? You may not earn a return on your investment
? The notes are bearish investments.
? Your potential for a positive return on the notes is limited and will be based upon the depreciation of the Underlying from the Starting Value to the Ending Value
? The Observation Dates will be each scheduled trading day from but excluding the pricing date to and including the final Observation Date.
? Your return on the Notes may be less than the yield on a conventional debt security of comparable maturity.
? Any payments on the Notes are subject to the credit risk of BofA Finance and the Guarantor, and actual or perceived changes in BofA Finance or the Guarantor’s creditworthiness are expected to affect the value of the Notes.
? The public offering price you pay for the Notes will exceed their initial estimated value.
? We cannot assure you that a trading market for your Notes will ever develop or be maintained.
? The Redemption Amount will not reflect changes in the level of the Underlying other than on the final Observation Date.
You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer on the date the Notes are priced. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.
Please see the Preliminary Pricing Supplement for complete product disclosure, including related risks and tax disclosure.
This fact sheet is a summary of the terms of the Notes and factors that you should consider before deciding to invest in the Notes. BofA Finance has filed a registration statement (including preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read this fact sheet together with the Preliminary
Pricing Supplement dated July 31, 2019, Product Supplement EQUITY-1 dated January 24, 2017 and Prospectus Supplement and Prospectus dated November 4, 2016 to understand fully the terms of the Notes and other considerations that are important in making a decision about investing in the Notes. If the terms described in the Preliminary Pricing Supplement are inconsistent with those described herein, the terms described in the Preliminary Pricing Supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the Preliminary Pricing Supplement.
Alternatively, BofA Finance, any agent or any dealer participating in this offering will arrange to send you the Preliminary Pricing Supplement, Product Supplement EQUITY-1 and Prospectus Supplement and Prospectus if you so request by calling toll-free at 1-800-294-1322.